Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2018 (%)	2017 (%)	2016 (%)
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100
Sify Data and Managed Services Limited	India	100	100	-
Sify Infinit Spaces Limited	India	100	-	-